FORM N-8F

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

Application pursuant to Section 8(f) of the Investment Company Act of 1940 ("1940 Act") and Rule 8f-1 thereunder for Order Declaring that Company Has Ceased to be an Investment Company under the Act.

I.   GENERAL IDENTIFYING INFORMATION

     1.   REASON  FUND  IS  APPLYING  TO   DEREGISTER   (CHECK  ONLY  ONE;   FOR
          DESCRIPTIONS, SEE Instruction 1 above):

          [ ] MERGER

          [ ] LIQUIDATION

          [X] ABANDONMENT OF REGISTRATION (NOTE: ABANDONMENTS OF REGISTRATION ANSWER ONLY questions 1 through 15, 24 and 25 of this form and complete verification at end of form.)

          [ ]  ELECTION  OF  STATUS AS A  BUSINESS  DEVELOPMENT  COMPANY  (NOTE:
          BUSINESS DEVELOPMENT COMPANIES ANSWER ONLY questions 1 through 10 of this form and complete verification at end of the form.)

     2.   Name of Fund:

          JNLNY Variable Fund II LLC

     3.   Securities and Exchange Commission File No.:

          811-09947

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F

          [X] INITIAL APPLICATION

          [ ] AMENDMENT

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code)

          1 Corporate Way
          Lansing, Michigan 48951

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Susan S. Rhee, Esq.
          Assistant Vice President & Associate General Counsel
          1 Corporate Way
          Lansing, Michigan 48951
          517-367-4336

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in ACCORDANCE WITH RULES 31A-1 AND 31A-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          Jackson National Life Insurance Company
          1 Corporate Way
          Lansing, Michigan  48951
          517-367-4336

          Jackson National Asset Management, LLC
          225 West Wacker Drive
          Suite 1200
          Chicago, IL  60606
          312-338-5801

          NOTE: ONCE DEREGISTERED A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

     8.   Classification of Fund (check only one):

          [X] Management Company

          [ ] Unit Investment Trust or

          [ ] Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [X] Open-end

          [ ] Closed-end

     10. STATE LAW UNDER WHICH THE FUND WAS ORGANIZED OR FORMED (E.G. Delaware, Massachusetts):

          Delaware

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Not   Applicable.   JNLNY  Variable  Fund  II  LLC  did  not  commence
          operations.

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Not   Applicable.   JNLNY  Variable  Fund  II  LLC  did  not  commence
          operations.

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a) Depositor's name(s) and address(es):

          Not Applicable.

          (b)  Trustee's name(s) and address(es):

          Not Applicable.

     14. IS THERE A UIT REGISTERED UNDER THE ACT THAT SERVED AS A VEHICLE FOR INVESTMENT IN THE FUND (E.G., an insurance company separate account)?

          [ ] Yes

          [X] No

          If yes, for each UIT state:

          Name(s):

          File No.: 811-___________

          Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes

          [ ] No

          If yes, state the date on which the board vote took place:

          On May 17, 2005, the Board of Managers for the JNLNY Variable Fund II LLC ("Variable Fund II") approved the abandonment of the Registration Statement.

          If no, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes

          [X] No

          If yes, state the date on which the shareholder vote took place:

          If no, explain:

          The Fund did not commence operations.

II.  DISTRIBUTION TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [ ] Yes

          [ ] No

          (a)  If  yes,   list  the   date(s)   on  which  the  fund  made  hose
          distributions:

          (b)  Were the distributions made on the basis of net assets?

          [ ] Yes

          [ ] No

          (c) Were the distributions made pro rata based on share ownership?

          [ ] Yes

          [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e) LIQUIDATIONS ONLY

          Were any distributions made in kind?

          [ ] Yes

          [ ] No

          If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

          [ ] Yes

          [ ] No

          If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

     18.  Has the fund distributed all of its assets to the fund's shareholders?

          [ ] Yes

          [ ] No

          [ ] Not applicable - the fund has no assets to distribute

          If no,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ] Yes

          [ ] No

          If yes, describe briefly the plans (if any) for distributing to, or preserving the interests of those shareholders:

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See Question 18 above)

          [ ] Yes

          [ ] No

          If yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b) Why has the fund retained remaining assets?

          (c) Will the remaining assets be invested in securities?

          [ ] Yes

          [ ] No

          21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ] Yes

          [ ] No

          If yes,

          (a) Describe the type and amount of each debt or other liability: (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST DEREGISTRATION

     22.  (a) List the  expenses  incurred  in  connection  with the  Merger  or
          Liquidation:

          (i) Legal expenses:

          (ii) Accounting expenses:

          (iii) Other expenses (list and identify separately):

          (iv) Total expenses (sum of lines (i) - (iii) above):

          (b) How were those expenses allocated?

          (c) Who?

          (d) How?

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ] Yes

          [ ] No

          If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

     24.  Is a fund a party to any litigation or administrative proceeding?

          [ ] Yes

          [X] No

          If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes

          [X] No

VI.  MERGERS ONLY

     26.  (a) State the name of the fund surviving the Merger:

          (b) State the Investment Company Act file number of the fund surviving the Merger:

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of JNLNY Variable Fund II LLC (ii) she is the Vice President of JNLNY Variable Fund II LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.



                                  /s/ Susan S. Rhee
                                  -----------------------------------------
                                  Susan S. Rhee